UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information to be included in Statements Filed Pursuant to Rule 13d-1(a)

and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Link Motion Inc.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

G6429X 100

(CUSIP Number)

China AI Capital Limited

Vistra Corporate Services Centre

Wickhams Cay II, Road Town

Tortola VG1110, British Virgin Islands

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G6429X 100

1	NAMES OF REPORTING PERSONS China AI Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,175,439 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 70,175,439 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,175,439(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (2)(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Represent 70,175,439 Class B common shares held by the China AI Capital Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)	Based on 439,581,997 Class A common shares and 120,528,407 Class B common shares outstanding as of July 20, 2018, as advised by the Issuer.
(3)	Represent approximately 42.7% of the voting power represented by all outstanding Class A common shares and Class B common shares of the Issuer as of July 20, 2018, as advised by the Issuer. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of Class B common shares is entitled to ten votes per Class B common share.

CUSIP No.	G6429X 100

1	NAMES OF REPORTING PERSONS Rui Chi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.	G6429X 100

1	NAMES OF REPORTING PERSONS Yu Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,175,439 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 70,175,439 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,175,439(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (2)(3) (assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Represent 70,175,439 Class B common shares held by China AI Capital Limited. Mr. Yu Li is the sole director of China AI Capital Limited and beneficially owns 100% of the outstanding ordinary shares of China AI Capital Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)	Based on 439,581,997 Class A common shares and 120,528,407 Class B common shares outstanding as of July 20, 2018, as advised by the Issuer.
(3)	Represent approximately 42.7% of the voting power represented by all outstanding Class A common shares and Class B common shares of the Issuer as of July 20, 2018, as advised by the Issuer. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of Class B common shares is entitled to ten votes per Class B common share.

Item 1. Security and Issuer.

This Amendment No. 2 amends the Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 23, 2018, as previously amended by Amendment No. 1 filed on September 26, 2018 (the “Original Statement”). Capitalized terms used herein have meanings as assigned thereto in the Original Statement unless defined herein.

Item 2. Identity and Background.

Item 2 of the Original Statement is amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly by China AI Capital Limited (“China AI”), Mr. Rui Chi and Mr. Yu Li (each a “Reporting Person” and collectively the “Reporting Persons”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.1.

China is a company incorporated under the laws of the British Virgin Islands. China is an investment holding company. The principal business address of China AI is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

Mr. Li is the sole director of China AI and owns 100% of the outstanding ordinary shares of China AI. Mr. Li is a citizen of the People’s Republic of China. His principle occupation is being the director of China AI and managing China AI’s investment holdings. Mr. Li’s business address is c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Statement is supplemented as follows:

On January 4, 2019, Mr. Rui Chi transferred all of the ordinary shares of China AI owned by him to Mr. Yu Li and Mr. Rui Chi resigned as a director of China AI. As a result of the foregoing transactions, Mr. Yu Li became the sole shareholder and sole director of China AI and Mr. Rui Chi ceased to beneficially own any common shares of the Issuer.

As previously announced by the Issuer on December 19, 2018, Mr. Rui Chi, who prior to December 19, 2018 had been a Co-Chairman of the Issuer, resigned from the Issuer’s board of directors due to personal reasons, effective as of December 19, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2019

China AI Capital Limited

By:	/s/ Yu Li
Name: Yu Li
Title: Director

Rui Chi

By:	/s/ Rui Chi

Yu Li

By:	/s/ Yu Li